Exhibit (23)(a)


                              CONSENT OF KPMG LLP

Board of Directors
First Union Corporation

     We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement of First Union Corporation on Form S-3 (No. 333-70489) of our report dated January 14, 1999, relating to the consolidated balance sheets of First Union Corporation and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the 1998 Annual Report to Stockholders which is included in First Union Corporation's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in the Registration Statement. We also consent to the reference to our Firm under the caption "Experts."



KPMG LLP

Charlotte, North Carolina
March 17, 1999